UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of August, 2005.

                        Commission File Number: 0-30196


                               HALO RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HALO RESOURCES LTD.
                                           -------------------------------------

Date:   August 17, 2005                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman

                               HALO RESOURCES LTD.
                             #1280 - 625 HOWE STREET
                              VANCOUVER, BC V6C 2T6
                    TEL: (604) 484-0068 FAX: (604) 484-0069
                    TSXV SYMBOL: HLO      OTCBB SYMBOL: HLOSF
                             FRANKFURT EXCHANGE: HRL
--------------------------------------------------------------------------------


              HALO & METANOR DRILLING REVEALS THICKER, HIGH-GRADE, POTENTIAL BULK MINING AREAS AT BACHELOR LAKE GOLD PROJECT (QUEBEC)

VAL-D'OR, QUEBEC, AUGUST 17, 2005 - MARC CERNOVITCH, PRESIDENT & CEO OF HALO RESOURCES LTD. (TSX.V:HLO; OTC.BB:HLOSF; FSE:HRL) & SERGE ROY, PRESIDENT & CEO OF METANOR RESOURCES INC. (TSX.V:MTO) are pleased to announce new results from the recently completed 13,346M underground drilling program at Bachelor Lake, Quebec. Significant assay results were returned from both lateral and deep extensions (below Level 12) of the "Main", "A" and "B" mineralized zones (see also Press Release of May 26, June 8, June 23, July 13, August 2, and August 3,
2005).

Interpretation of drill data indicate a significant increase in both gold values and mineralized thickness, in particular where the B Zone is intersected by the crosscutting A Zone. A pattern is beginning to develop whereby the intersection of these structures may be predictable. Future drilling will test this hypothesis, as the recognition of zones of structural dilatency together with the corresponding elevated gold mineralization may have a positive impact on project economics.

Recent drill results have also confirmed the extension of known resources into the recently acquired Hewfran property west of Bachelor Lake. This area remains highly prospective and the potential to further extend the known Bachelor Lake gold resource beyond the Hewfran East deposit to the Hewfran West mineralization deposit remains untested. Data acquired from this area is currently being integrated into the Bachelor Lake data base.

Highlights of the latest drill results are from below Level 12 and are listed below:

BACHELOR LAKE "MAIN ZONE":

   -    12.35 G/T AU OVER 2.80 M
        CONTAINED WITHIN 7.97 G/T AU OVER 5.35 M (hole12-80);
   -    8.07 G/T AU OVER 5.05 M
        CONTAINED WITHIN 7.30 G/T AU OVER 5.80 M(hole 12-89);
   - 15.64 G/T AU OVER 1.95 M and 13.49 G/T AU OVER 1.90M CONTAINED WITHIN 6.97 G/T AU OVER 9.85M (hole 12-102);
   -    26.50 G/T AU OVER 2.75 M
        CONTAINED WITHIN 11.28 G/T AU OVER 6.75 M (hole  12-106);
   -    25.12 G/T AU OVER 1.95 M
        CONTAINED WITHIN 10.23 G/T AU OVER 5.60 M (hole  12-112);
   -    7.93 G/T AU OVER 2.25 M
        CONTAINED WITHIN 5.10 G/T AU OVER 8.55 M (hole 12-114).

BACHELOR LAKE "A ZONE":

   -    6.70 G/T AU OVER 2.35 M (hole 12-69);
   -    7.43 G/T AU OVER 0.55 M (hole 12-85).


BACHELOR LAKE "B ZONE":
   -    9.50 G/T AU OVER 3.10 M (hole 12-69);
   -    7.92 G/T AU OVER 3.00 M (hole 12-70);
   -    6.01 G/T AU OVER 1.10 M (hole 12-79);

   -    14.26 G/T AU OVER 4.10 M
        CONTAINED WITHIN 9.12 G/T AU OVER 8.00 M (hole 12-83);
   -    5.69 G/T AU OVER 3.05 M (hole 12-87);
   -    7.90 G/T AU OVER 1.20 M (hole 12-87);
   -    14.90 G/T AU OVER 3.65 M (hole 12-90);
   -    12.48 G/T AU OVER 6.05 M
        CONTAINED WITHIN 10.37 G/T AU OVER 7.80 M (hole 12-93);
   -    9.03 G/T AU OVER 2.35 M (hole 12-100);
   -    6.33 G/T AU OVER 2.15 M (hole 12-108);
   -    15.40 G/T AU OVER 2.40 M
        CONTAINED WITHIN 6.75 G/T AU OVER 6.00 M (hole 12-110);
   -    8.93 G/T AU OVER 1.90 M (hole 12-112);
   -    7.40 G/T AU OVER 7.05 M (hole 12-114).

PLEASE NOTE THAT ALL THE INTERVALS ARE UNCUT AND PRESENTED AS DRILLED CORE LENGTHS, NOT TRUE VEIN WIDTHS OR HORIZONTAL WIDTHS. DRILLING HAS BEEN DONE AS AZIMUTH ORIENTED HOLES FROM TWO (2) UNDERGROUND DRILL STATIONS LOCATED AT THE 12TH LEVEL. SEE TABLE 1, for the detailed assay results and FIGURE 1 AND 2 for the approximate hole locations.

[GRAPHIC OMITTED][GRAPHIC OMITTED]
        Bachelor lake - Main Zone Longitudinal View
        Showing Drill Hole Loctions and Levels 12 to 18
        May be viewed at Company's Website: www.halores.com

[GRAPHIC OMITTED][GRAPHIC OMITTED]
        Bachelor lake - B Zone Longitudinal View
        Showing Drill Hole Loctions and Levels 12 to 18
        May be viewed at Company's Website: www.halores.com

HIGHLIGHTS AND SIGNIFICANCE OF NEW GEOLOGICAL AND STRUCTURAL INTERPRETATION

Results from the drilling program and the interpretation from the Hewfran and Bachelor vertical sections has highlighted features that show the potential for a substantial increase in resources:

     1. The continuity of the "Main Zone" has been extended substantially (OVER A TOTAL STRIKE LENGTH OF 1,500 FEET (450M)) from the Bachelor Lake to the East Zone" on to the recently acquired Hewfran property; hence, opening the potential for adding resources. The "Main Zone" has been intersected on the Hewfran property ("East Zone" now part of the Bachelor Lake property) some 107 M (350 FEET) west of the old Hewfran / Bachelor Lake property boundary and it is still open westward as drilling has not been performed west of the 850'W section. Furthermore, the mineralization is known to exist as far as Hewfran "West Zone" some several hundred feet further west (1000 feet (300m). It should be noted however, that details of the "East Zone" and "West Zone" gold resources are not yet fully integrated with the Bachelor Lake data base and remain non-compliant with NI 43-101.

     2. Significant bulging of the mineralized zones, apparent at the junction of several major structural features, has created the potential for high productivity, lower cost mining methods. This bulging is illustrated as follows:

          a. At the junction of "B Zone" and "A Zone" on sections 0'E, 50'W, 100'W, 150'W, 200'W and 250'W. This thicker zone has a POTENTIAL STRIKE LENGTH OF 45 M, A DOWN-DIP LENGTH OF 35 M AND AN ESTIMATED TRUE WIDTH OF 10 M. THIS IS ALSO THE AREA WHERE THE INCREASED PRESENCE OF VISIBLE GOLD HAS BEEN NOTED.

          b. Proximal stacking of mineralization at the junction of the "B Zone" with the "Main Zone" (hole BLM12-04 has an ESTIMATED TRUE WIDTH INTERSECTION OF 12 M with the "Main Zone" and the "B Zone" is only 5.2 m from the Main Vein on the hanging-wall side. This zone also has the potential to increase the resources.

          c. At the junction of the structures "A Zone" with "B Zone" and the "B Zone" approaching the "Main Zone" and "Big Wac" fault.

     3. The drill hole 12-116, drilled eastward towards the O'Brien late granitic stock has put the granite-volcanic contact further east opening the possibility of extending the mineralized "Main Zone" to the east and in addition opens new areas for additional resources. Prior to hitting the O'Brien granite contact several granitic dykes are cut and on some of the sections (e.g. 450'E and 500'E), it is observed that the "Main Zone" is flanked by granitic dykes.

As the interpretation progresses, these observations will be strengthened and there are opportunities to discover more such intersection structures.

DRILLING PROGRAM

The drilling program was completed on July 26, 2005 for a total of 13,346 m achieved by drilling 69 drill holes. This release presents new assay results obtained from this underground diamond drilling program. The assay results have all been received, a total of 3555 samples were analysed.

It is noted from the schematic longitudinal views that some of the holes may have intercepted the zones closer to each other than originally planned. The drilling program has been performed with azimuth oriented holes from two (2) drill stations located at the 12th Level of the Bachelor Lake mine. The deviation of certain holes has been more than expected and has resulted in them being closer than expected. All collars location have been surveyed and down-hole surveys of the holes have been completed using a Flex-It (TM) instrument with measurements every 3 m.

  TABLE 1. - BACHELOR LAKE UNDERGROUND DRILLING PROGRAM DETAILED ASSAY RESULTS


------------------------------------------------------------------------------------------------------
HOLE ID       FROM (M)     TO (M)      LENGTH   AU (G/T)               AVERAGE                 ZONE
-------        ------      ------      ------  ------      --------------   --------------   ---------
                                                           --------------                    ---------
12-69          116.00      117.10        1.10    0.47
               ------      ------      ------  ------
               117.10      118.00        0.90    2.99
               ------      ------      ------  ------
               118.00      118.90        0.90    2.08
               ------      ------      ------  ------
               118.90      119.45        0.55    7.53
               ------      ------      ------  ------
               119.45      120.45        1.00    2.39        4.43 G/T AU
               ------      ------      ------  ------
               120.45      121.85        1.40    0.80        OVER 10.3 M.
               ------      ------      ------  ------
               121.85      123.20        1.35    2.55                                         B ZONE
               ------      ------      ------  ------                       --------------
               123.20      123.60        0.40    10.65
               ------      ------      ------  ------
               123.60      124.10        0.50    14.50
               ------      ------      ------  ------
               124.10      124.50        0.40    3.44
               ------      ------      ------  ------
               124.50      125.00        0.50    2.76                         9.5 G/T AU
               ------      ------      ------  ------
               125.00      125.85        0.85    14.35                        OVER 3.1 M.
               ------      ------      ------  ------
               125.85      126.30        0.45    6.68
               ------      ------      ------  ------      --------------   --------------   ---------




------------------------------------------------------------------------------------------------------
HOLE ID       FROM (M)     TO (M)      LENGTH   AU (G/T)               AVERAGE                 ZONE
-------        ------      ------      ------  ------      --------------   --------------   ---------

                                                           --------------   --------------   ---------
               132.65      133.05        0.40    8.16
               ------      ------      ------  ------
               133.05      133.50        0.45   14.35                         6.7 G/T AU
               ------      ------      ------  ------
               133.50      134.35        0.85    5.14        5.1 G/T AU      OVER 2.35 M.     A ZONE
               ------      ------      ------  ------
               134.35      135.00        0.65    2.54       OVER 3.75 M.
               ------      ------      ------  ------                       --------------
               135.00      135.65        0.65    2.37
               ------      ------      ------  ------
               135.65      136.40        0.75    2.45
               ------      ------      ------  ------      --------------                    ---------
------------------------------------------------------------------------------------------------------
                                                           --------------                    ---------
12-70           53.75       55.25        1.50    0.99
               ------      ------      ------  ------
                55.25       56.75        1.50    0.04        3.4 G/T AU
               ------      ------      ------  ------                       --------------
                56.75       58.25        1.50    0.44        OVER 7.5 M.     7.92 G/T AU       B ZONE
               ------      ------      ------  ------
                58.25       59.75        1.50   15.40                         OVER 3. M.
               ------      ------      ------  ------                       --------------
                59.75       61.25        1.50    0.36
               ------      ------      ------  ------      --------------                    ---------
                85.50       87.00        1.50    2.49
               ------      ------      ------  ------
                87.00       88.50        1.50    1.45
               ------      ------      ------  ------                       --------------
                88.50       89.21        0.71    1.14                         2.02 G/T AU
               ------      ------      ------  ------
                89.21       90.27        1.06    2.61        1.5 G/T AU       OVER 1.77 M.
               ------      ------      ------  ------                       --------------
                90.27       90.89        0.62    0.17       OVER 8.75 M.                     MAIN ZONE
               ------      ------      ------  ------
                90.89       92.40        1.51    0.41
               ------      ------      ------  ------
                92.40       93.90        1.50    0.66
               ------      ------      ------  ------                       --------------
                93.90       94.80        0.90    0.50                         3.19 G/T AU
               ------      ------      ------  ------
                94.80       95.75        0.95    5.74                         OVER 1.85 M.
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------   --------------   ---------
12-78           96.75       97.30        0.55    1.38                        1.38 G/T/0.55M
               ------      ------      ------  ------                       --------------
                97.30       98.25        0.95    0.08        0.8 G/T AU                      MAIN ZONE
               ------      ------      ------  ------                       --------------
                98.25       99.00        0.75    1.42       OVER 2.25 M.     1.42 G/T/0.75M
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------                    ---------
 12-79         128.85      130.15        1.30    1.84
               ------      ------      ------  ------
               130.15      130.75        0.60    1.69        2.65 G/T AU                       ZONE B
               ------      ------      ------  ------
               130.75      131.65        0.90    2.03       OVER 3.45 M.
               ------      ------      ------  ------      --------------   --------------
               131.65      132.30        0.65    6.01                        6.01 G/T/1.1M
               ------      ------      ------  ------                       --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------   --------------   ---------
12-80           70.95       72.00        1.05    1.30        1.14 G/T AU      1.3 G/T AU
               ------      ------      ------  ------                       --------------
                72.00       73.05        1.05    0.98        OVER 2.1 M.     OVER 1.05 M.      ZONE A
               ------      ------      ------  ------      --------------   --------------   ---------
                75.15       76.35        1.20    1.59        1.59 G/T AU      OVER 1.2 M.      ZONE B
               ------      ------      ------  ------      --------------   --------------   ---------
               119.40      120.00        0.60    9.90
               ------      ------      ------  ------
               120.00      121.15        1.15    1.25
               ------      ------      ------  ------
               121.15      121.95        0.80    0.90
               ------      ------      ------  ------                       --------------
               121.95      122.50        0.55    5.16       7.97 G/T AU                      MAIN ZONE
               ------      ------      ------  ------
               122.50      123.60        1.10   15.75       OVER 5.35 M.     12.35 G/T AU
               ------      ------      ------  ------
               123.60      124.25        0.65    21.30                        OVER 2.8 M.
               ------      ------      ------  ------
               124.25      124.75        0.50    1.14
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------   --------------   ---------
 12-83         108.55      109.55        1.00    7.84
               ------      ------      ------  ------
               109.55      110.30        0.75   14.85
               ------      ------      ------  ------
               110.30      110.60        0.30   26.90                        14.26 G/T AU      B ZONE
               ------      ------      ------  ------
               110.60      110.90        0.30   21.90        9.12 G/T AU      OVER 4.1 M.
               ------      ------      ------  ------
               110.90      111.20        0.30   23.60        OVER 8.0 M.
               ------      ------      ------  ------
               111.20      111.75        0.55   22.60
               ------      ------      ------  ------
               111.75      112.65        0.90    5.93
               ------      ------      ------  ------                       --------------
               112.65      113.55        0.90    0.63
               ------      ------      ------  ------
               113.55      114.00        0.45    3.17
               ------      ------      ------  ------
               114.00      114.40        0.40    7.68
               ------      ------      ------  ------
               114.40      114.95        0.55    4.41
               ------      ------      ------  ------
               114.95      115.45        0.50   10.70
               ------      ------      ------  ------
               115.45      116.55        1.10    1.49
               ------      ------      ------  ------      --------------                    ---------
------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------
HOLE ID       FROM (M)     TO (M)      LENGTH   AU (G/T)               AVERAGE                 ZONE
-------        ------      ------      ------  ------      --------------   --------------   ---------
                                                           --------------   --------------   ---------
12-85           21.95       22.55        0.60    4.75        4.75 G/T AU      OVER .6 M.    ALTERED ZONE
               ------      ------      ------  ------      --------------   --------------   ---------
                93.30       94.30        1.00    0.23        2.78 G/T AU
               ------      ------      ------  ------                       --------------
                94.30       94.85        0.55    7.43       OVER 1.55 M.     7.43 G/T AU       A ZONE
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------   --------------   ---------
12-87          100.60      101.70        1.10    2.54
               ------      ------      ------  ------                       --------------
               101.70      102.40        0.70    7.82
               ------      ------      ------  ------
               102.40      102.75        0.35    9.38                         5.69 G/T AU      B ZONE
               ------      ------      ------  ------
               102.75      103.60        0.85    2.26        4.9 G/T AU       OVER 3.05 M.
               ------      ------      ------  ------
               103.60      104.30        0.70    1.17        OVER 4.15 M.
               ------      ------      ------  ------
               104.30      104.75        0.45   13.05
               ------      ------      ------  ------      --------------   --------------   ---------
               104.75      106.25        1.50    2.96        2.57 G/T AU      3.12 G/T AU
               ------      ------      ------  ------
               106.25      107.00        0.75    3.44        OVER 3.15 M.     OVER 2.25 M.     A ZONE
               ------      ------      ------  ------                       --------------
               107.00      107.90        0.90    1.20
               ------      ------      ------  ------      --------------                    ---------
               110.35      111.00        0.65    1.91
               ------      ------      ------  ------                       --------------
               111.00      111.30        0.30    6.03
               ------      ------      ------  ------
               111.30      111.60        0.30    2.10                         7.9 G/T AU
               ------      ------      ------  ------
               111.60      111.90        0.30   13.10                         OVER 1.2 M.
               ------      ------      ------  ------
               111.90      112.20        0.30   10.35        3.21 G/T AU                       B ZONE
               ------      ------      ------  ------                       --------------
               112.20      113.30        1.10    1.32         OVER 7.3 M.
               ------      ------      ------  ------
               113.30      114.00        0.70    1.46
               ------      ------      ------  ------
               114.00      114.50        0.50   10.70
               ------      ------      ------  ------
               114.50      115.30        0.80    1.97
               ------      ------      ------  ------
               115.30      116.80        1.50    1.36
               ------      ------      ------  ------
               116.80      117.65        0.85    1.50
               ------      ------      ------  ------      --------------   --------------   ---------
               127.20      128.00        0.80    3.39                        3.39 G/T AU       A ZONE
               ------      ------      ------  ------                       --------------
               128.00      129.00        1.00    0.03        1.52 G/T AU      OVER .8 M.
               ------      ------      ------  ------
               129.00      130.00        1.00    0.71        OVER 3.8 M.
               ------      ------      ------  ------                       --------------
               130.00      131.00        1.00    2.34                       2.34 G/T/ 1 M
               ------      ------      ------  ------      --------------   --------------   ---------
               145.35      145.75        0.40    7.03        2.17 G/T AU     7.03 G/T AU
               ------      ------      ------  ------                       --------------
               145.75      146.70        0.95    0.06       OVER 1.65 M.      OVER .4 M.     MAIN ZONE
               ------      ------      ------  ------                       --------------
               146.70      147.00        0.30    2.37                        2.37 G/T/0.3M
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------
12-89          109.00      109.30        0.30    3.17        1.75 G/T AU                      ALTERED
               ------      ------      ------  ------                                          ZONE
               109.30      109.60        0.30    0.33         OVER .6 M.
               ------      ------      ------  ------      --------------                    ---------
               174.00      174.75        0.75    2.04
               ------      ------      ------  ------                       --------------
               174.75      175.80        1.05   10.05
               ------      ------      ------  ------
               175.80      177.20        1.40    6.19        7.3 G/T AU      8.07 G/T AU     MAIN ZONE
               ------      ------      ------  ------
               177.20      178.00        0.80    2.46        OVER 5.8 M.     OVER 5.05 M.
               ------      ------      ------  ------
               178.00      179.05        1.05   15.85
               ------      ------      ------  ------
               179.05      179.80        0.75    3.93
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
HOLE ID       FROM (M)     TO (M)      LENGTH   AU (G/T)               AVERAGE                 ZONE
-------        ------      ------      ------  ------      --------------   --------------   ---------
                                                           --------------
12-90           49.45       50.50        1.05    2.08
               ------      ------      ------  ------                       --------------
                50.50       51.40        0.90   24.90
               ------      ------      ------  ------
                51.40       52.10        0.70   13.30       12.04 G/T AU
               ------      ------      ------  ------
                52.10       52.45        0.35    7.88        OVER 4.7 M.                       B ZONE
               ------      ------      ------  ------
                52.45       53.20        0.75   13.40                         14.9 G/T AU
               ------      ------      ------  ------
                53.20       53.80        0.60   14.60                         OVER 3.65 M.
               ------      ------      ------  ------
                53.80       54.15        0.35    3.14
               ------      ------      ------  ------      --------------   --------------   ---------
               103.40      104.25        0.85    0.56       2.71 G/T AU
               ------      ------      ------  ------                       --------------
               104.25      105.25        1.00    0.13       OVER 2.25 M.      4.02 G/T AU    MAIN ZONE
               ------      ------      ------  ------
               105.25      105.65        0.40   13.75                         OVER 1.4 M.
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------
12-91          229.30      230.50        1.20    0.64       2.08 G/T AU                       B ZONE
               ------      ------      ------  ------                       --------------
               230.50      231.25        0.75    4.37       OVER 1.95 M.      4.37 G/T AU
                                                                               OV. 0.75M
               ------      ------      ------  ------      --------------   --------------
------------------------------------------------------------------------------------------------------
                                                           --------------   --------------
12-92           63.95       64.70        0.75    3.34                         3.3 G/T AU
               ------      ------      ------  ------
                64.70       65.50        0.80    3.26        2.11 G/T AU      OVER 1.55 M.      B ZONE
               ------      ------      ------  ------                       --------------
                65.50       66.10        0.60    0.45        OVER 3.2 M.
               ------      ------      ------  ------
                66.10       67.15        1.05    1.31
               ------      ------      ------  ------      --------------                    ---------
                71.90       72.80        0.90    1.70        1.7 G/T AU       OVER .9 M.       B ZONE
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------                    ---------
12-93          111.75      112.50        0.75    4.71
               ------      ------      ------  ------
               112.50      113.50        1.00    1.86
               ------      ------      ------  ------
                                                                            --------------
               113.50      114.00        0.50    7.66                                         B ZONE
               ------      ------      ------  ------
               114.00      114.45        0.45    6.17       10.37 G/T AU     12.48 G/T AU
               ------      ------      ------  ------
               114.45      115.00        0.55   10.25        OVER 7.8 M.     OVER 6.05 M.
               ------      ------      ------  ------
               115.00      115.50        0.50   11.90
               ------      ------      ------  ------
               115.50      116.20        0.70    8.92
               ------      ------      ------  ------
               116.20      117.00        0.80   12.30
               ------      ------      ------  ------
               117.00      118.10        1.10   19.30
               ------      ------      ------  ------
               118.10      119.55        1.45   13.80
               ------      ------      ------  ------      --------------   --------------   ---------
               140.75      141.95        1.20    4.59        3.06 G/T AU                     MAIN ZONE
               ------      ------      ------  ------
               141.95      142.65        0.70    0.44        OVER 1.9 M.
               ------      ------      ------  ------      --------------   --------------   ---------
               152.75      154.25        1.50    1.29        1.29 G/T AU      OVER 1.5 M.    MAIN ZONE
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------   --------------   ---------
12-95          144.70      145.20        0.50    1.70        1.7 G/T AU        OVER .5 M.     A ZONE
               ------      ------      ------  ------      --------------   --------------   ---------
               162.00      165.00        3.00    1.44
               ------      ------      ------  ------
               165.00      166.00        1.00    6.48
               ------      ------      ------  ------
               166.00      167.05        1.05    1.55        2.7 G/T AU                        B ZONE
               ------      ------      ------  ------
               167.05      168.55        1.50    0.92       OVER 11.85 M.
               ------      ------      ------  ------
               168.55      169.90        1.35    3.98
               ------      ------      ------  ------
               169.90      170.80        0.90    1.98
               ------      ------      ------  ------
                                                                            --------------
               170.80      171.55        0.75    1.30                         5.1 G/T AU
               ------      ------      ------  ------
               171.55      172.70        1.15    7.58                         OVER 1.9 M.
               ------      ------      ------  ------                       --------------
               172.70      173.85        1.15    1.14
               ------      ------      ------  ------      --------------                    ---------
               214.50      215.40        0.90    1.86
               ------      ------      ------  ------
               215.40      216.90        1.50    1.79        1.77 G/T AU
               ------      ------      ------  ------
               216.90      217.80        0.90    1.70        OVER 6.65 M.
               ------      ------      ------  ------
               217.80      218.70        0.90    0.43                                        MAIN ZONE
               ------      ------      ------  ------
                                                                            --------------
               218.70      220.00        1.30    3.21                         2.24 G/T AU
               ------      ------      ------  ------
               220.00      221.15        1.15    1.15                         OVER 2.45 M.
               ------      ------      ------  ------      --------------   --------------
               231.00      232.50        1.50    1.02        1.02 G/T AU      OVER 1.5 M.
               ------      ------      ------  ------      --------------   --------------
               232.50      234.00        1.50    0.01
               ------      ------      ------  ------                                        ----------
------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------
HOLE ID       FROM (M)     TO (M)      LENGTH   AU (G/T)               AVERAGE                 ZONE
-------        ------      ------      ------  ------      --------------   --------------   ---------

                                                           --------------   --------------   ---------
12-96          169.90      171.40        1.50    1.31       1.31 G/T AU       OVER 1.5 M.    MAIN ZONE
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------   --------------   ---------
12-100          51.40       52.90        1.50   12.80                         9.03 G/T AU
               ------      ------      ------  ------
                52.90       53.75        0.85    2.38                         OVER 2.35 M.
               ------      ------      ------  ------                       --------------
                53.75       54.75        1.00    0.96        5.1 G/T AU                        B ZONE
               ------      ------      ------  ------
                54.75       56.10        1.35    1.40       OVER 6.75 M.
               ------      ------      ------  ------
                56.10       57.25        1.15    7.90
               ------      ------      ------  ------
                57.25       58.15        0.90    1.26
               ------      ------      ------  ------      --------------   --------------
                70.35       71.00        0.65    1.60        1.6 G/T AU       OVER .65 M.
               ------      ------      ------  ------      --------------   --------------   ---------
               122.70      123.70        1.00    1.92
               ------      ------      ------  ------
               123.70      124.50        0.80    6.49        2.08 G/T AU      2.8 G/T AU     MAIN ZONE
               ------      ------      ------  ------
               124.50      125.80        1.30    1.20        OVER 4.35 M.     OVER 3.1 M.
               ------      ------      ------  ------                       --------------
               125.80      127.05        1.25    0.30
               ------      ------      ------  ------      --------------                    ---------
------------------------------------------------------------------------------------------------------
                                                           --------------                    ---------
12-102          44.00       45.00        1.00    1.47
               ------      ------      ------  ------                       --------------
                45.00       46.60        1.60    5.57        5.03 G/T AU
               ------      ------      ------  ------
                46.60       47.50        0.90    7.28        OVER 5.4 M.     5.84 G/T AU       B ZONE
               ------      ------      ------  ------
                47.50       48.25        0.75    8.92                         OVER 4.4 M.
               ------      ------      ------  ------
                48.25       49.40        1.15    3.07
               ------      ------      ------  ------      --------------   --------------   ---------
                70.10       70.80        0.70    7.14
               ------      ------      ------  ------
                70.80       71.85        1.05    0.02
               ------      ------      ------  ------                       --------------
                71.85       72.30        0.45   15.30
               ------      ------      ------  ------
                72.30       72.60        0.30   52.60                        15.64 G/T AU
               ------      ------      ------  ------
                72.60       73.05        0.45    0.08                         OVER 1.95 M.
               ------      ------      ------  ------
                73.05       73.80        0.75   10.40       6.97 G/T AU                      MAIN ZONE
               ------      ------      ------  ------                       --------------
                73.80       74.60        0.80    0.77        OVER 9.85 M.
               ------      ------      ------  ------
                74.60       75.80        1.20    2.64
               ------      ------      ------  ------
                75.80       77.30        1.50    1.88
               ------      ------      ------  ------                       --------------
                77.30       78.00        0.70    4.12                        13.49 G/T AU
               ------      ------      ------  ------
                78.00       79.20        1.20   18.95                         OVER 1.9 M.
               ------      ------      ------  ------                       --------------
                79.20       79.95        0.75    1.26
               ------      ------      ------  ------      --------------                    ---------
------------------------------------------------------------------------------------------------------
                                                           --------------   --------------   ---------
12-104          62.60       64.00        1.40    5.12       3.34 G/T AU       2.96 G/T AU
               ------      ------      ------  ------
                64.00       65.15        1.15    0.34       OVER 3.7 M.       OVER 2.55 M.     A ZONE
               ------      ------      ------  ------                       --------------
                65.15       66.30        1.15    4.18
               ------      ------      ------  ------      --------------   --------------   ---------
               123.50      124.15        0.65    1.16       1.16 G/T AU       OVER .65 M.    MAIN ZONE
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------   --------------   ---------
12-106          78.00       78.50        0.50   12.55
               ------      ------      ------  ------
                78.50       79.05        0.55   34.00                         26.5 G/T AU
               ------      ------      ------  ------
                79.05       79.80        0.75   40.80                         OVER 2.75 M.   MAIN ZONE
               ------      ------      ------  ------
                79.80       80.75        0.95   18.20       11.28 G/T AU
               ------      ------      ------  ------                       --------------
                80.75       81.50        0.75    2.62        OVER 6.75 M.
               ------      ------      ------  ------
                81.50       82.40        0.90    0.36
               ------      ------      ------  ------
                82.40       83.90        1.50    0.08
               ------      ------      ------  ------
                83.90       84.75        0.85    1.00
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------
HOLE ID       FROM (M)     TO (M)      LENGTH   AU (G/T)               AVERAGE                 ZONE
-------        ------      ------      ------  ------      --------------   --------------   ---------
                                                           --------------   --------------   ---------
12-108         100.75      101.60        0.85    5.54                         6.33 G/T AU
               ------      ------      ------  ------
               101.60      102.00        0.40    9.49                         OVER 2.15 M.    B ZONE
               ------      ------      ------  ------
               102.00      102.90        0.90    5.67
               ------      ------      ------  ------                       --------------
               102.90      103.80        0.90    1.90       3.18 G/T AU
               ------      ------      ------  ------
               103.80      104.80        1.00    1.78       OVER 5.95 M.
               ------      ------      ------  ------
               104.80      105.60        0.80    0.97
               ------      ------      ------  ------
               105.60      106.70        1.10    0.99
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------                    ---------
12-110         100.25      100.80        0.55    1.42
               ------      ------      ------  ------
                                                                            --------------
               100.80      101.80        1.00    5.83
               ------      ------      ------  ------
               101.80      102.60        0.80   23.40        6.75 G/T AU      15.4 G/T AU
               ------      ------      ------  ------
               102.60      102.90        0.30   25.70        OVER 6. M.       OVER 2.4 M.      B ZONE
               ------      ------      ------  ------
               102.90      103.20        0.30   15.75
               ------      ------      ------  ------                       --------------
               103.20      104.00        0.80    1.18
               ------      ------      ------  ------
               104.00      105.00        1.00    0.91
               ------      ------      ------  ------
               105.00      106.25        1.25    0.73
               ------      ------      ------  ------
               106.25      108.00        1.75    0.11
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------
12-112          55.35       56.40        1.05    1.27
               ------      ------      ------  ------
                56.40       57.00        0.60    0.37
               ------      ------      ------  ------
                                                                            --------------
                57.00       57.75        0.75    4.53        4.4 G/T AU
               ------      ------      ------  ------
                57.75       58.40        0.65   18.10       OVER 4.35 M.      8.93 G/T AU      B ZONE
               ------      ------      ------  ------
                58.40       58.90        0.50    3.62                         OVER 1.9 M.
               ------      ------      ------  ------                       --------------
                58.90       59.70        0.80    0.92
               ------      ------      ------  ------      --------------   --------------   ---------
                97.95       98.25        0.30    6.51
               ------      ------      ------  ------
                98.85       99.35        0.50    4.23                        25.12 G/T AU
               ------      ------      ------  ------
                99.35       99.85        0.50   82.30                         OVER 1.95 M.
               ------      ------      ------  ------
                99.85      100.50        0.65    5.80       10.23 G/T AU                     MAIN ZONE
               ------      ------      ------  ------                       --------------
               100.50      102.00        1.50    1.83        OVER 5.6 M.
               ------      ------      ------  ------
               102.00      102.90        0.90    4.48
               ------      ------      ------  ------
               102.90      103.70        0.80    0.16
               ------      ------      ------  ------
               103.70      104.15        0.45    3.17
               ------      ------      ------  ------      --------------   --------------   ---------
               121.90      123.40        1.50    1.59       1.59 G/T AU       OVER 1.5 M.       WAC
               ------      ------      ------  ------      --------------   --------------   ---------
------------------------------------------------------------------------------------------------------
                                                           --------------   --------------   ---------
12-114          96.90       97.60        0.70    1.81        1.81 G/T AU       OVER .7 M.      A ZONE
               ------      ------      ------  ------      --------------   --------------   ---------
               119.00      120.40        1.40    1.06
               ------      ------      ------  ------                       --------------
               120.40      121.45        1.05    9.31
               ------      ------      ------  ------
               121.45      122.20        0.75    7.21       6.38 G/T AU
               ------      ------      ------  ------
               122.20      123.00        0.80    4.37       OVER 8.45 M.
               ------      ------      ------  ------
               123.00      124.10        1.10    9.62                          7.4 G/T AU      B ZONE
               ------      ------      ------  ------
               124.10      125.30        1.20    7.75                         OVER 7.05 M.
               ------      ------      ------  ------
               125.30      126.30        1.00    7.08
               ------      ------      ------  ------
               126.30      127.45        1.15    5.92
               ------      ------      ------  ------      --------------   --------------   ---------



------------------------------------------------------------------------------------------------------
HOLE ID       FROM (M)     TO (M)      LENGTH   AU (G/T)               AVERAGE                 ZONE
-------        ------      ------      ------  ------      --------------   --------------   ---------
                                                           --------------   --------------   ---------
               131.40      132.15        0.75    2.70       4.21 G/T AU
               ------      ------      ------  ------                       --------------
               132.15      133.60        1.45    4.99        OVER 3.5 M.      4.63 G/T AU      B ZONE
               ------      ------      ------  ------
               133.60      134.90        1.30    4.22                         OVER 2.75 M.
               ------      ------      ------  ------      --------------   --------------   ---------
               143.45      144.85        1.40    4.92                         5.79 G/T AU
               ------      ------      ------  ------
               144.85      146.00        1.15    5.87                         OVER 4.05 M.
               ------      ------      ------  ------
               146.00      147.50        1.50    6.55                                        MAIN ZONE
               ------      ------      ------  ------                       --------------
               147.50      148.50        1.00    0.27        5.1 G/T AU
               ------      ------      ------  ------
               148.50      149.75        1.25    1.47        OVER 8.55 M.
               ------      ------      ------  ------                       --------------
               149.75      150.90        1.15    9.98                         7.93 G/T AU
               ------      ------      ------  ------
               150.90      152.00        1.10    5.80                         OVER 2.25 M.
               ------      ------      ------  ------      --------------   --------------   ---------

------------------------------------------------------------------------------------------------------
                                                           --------------
12-116         126.10      127.05        0.95    1.47        2.1 G/T AU
               ------      ------      ------  ------                                         ALTERED
               127.05      127.85        0.80    2.85       OVER 1.75 M.                       ZONE
               ------      ------      ------  ------      --------------                    ---------
               158.30      158.75        0.45    2.95       1.23 G/T AU
               ------      ------      ------  ------                                         ALTERED
               158.75      159.75        1.00    0.45       OVER 1.45 M.                       ZONE
               ------      ------      ------  ------      --------------                    ---------
               185.35      186.60        1.25    0.95        1.21 G/T AU
               ------      ------      ------  ------                                         ALTERED
               186.60      187.35        0.75    1.66        OVER 2. M.                        ZONE
               ------      ------      ------  ------      --------------                    ---------
               275.90      276.95        1.05    1.14       1.18 G/T AU
               ------      ------      ------  ------                                         ALTERED
               276.95      277.80        0.85    0.65       OVER 3.3 M.                        ZONE
               ------      ------      ------  ------
               277.80      279.20        1.40    1.53
               ------      ------      ------  ------      --------------                    ---------
               294.25      295.40        1.15    0.85        .99 G/T AU
               ------      ------      ------  ------                                         ALTERED
               295.40      296.00        0.60    1.26       OVER 1.75 M.                       ZONE
               ------      ------      ------  ------      --------------                    ---------


PLEASE NOTE THAT ALL THE INTERVALS ARE UNCUT AND PRESENTED AS DRILLED CORE LENGTHS, NOT TRUE VEIN WIDTHS OR HORIZONTAL WIDTHS. DRILLING HAS BEEN DONE AS AZIMUTH ORIENTED HOLES FROM TWO (2) UNDERGROUND DRILL STATIONS LOCATED AT THE 12TH LEVEL.

QUALIFIED PERSON

The above information has been prepared under the supervision of Consulting Geologist Alain Carrier, M.Sc., P.Geo., InnovExplo inc., "Qualified" and "Independent" Person under 43-101 guidelines. Field work has been done by Julien Davy, M.Sc., P.Geo. and Eddy Canova, B.Sc., P.Geo. "Qualified" and "Independent" persons under 43-101 guidelines. Alain Carrier has supervised the field work and has verified the authenticity and validity of the data.

QUALITY CONTROL AND QUALITY ASSURANCE PROGRAM

Assay samples are taken from drill core (BQ size) sawed in half with one half sent to a commercial laboratory and other half retained for future reference. A strict QA/QC program is followed which includes mineralized standards, blank and duplicate for each batch of samples. Significant assay results are duplicated at the original laboratory. The gold assaying method uses a 30-gram sample Fire Assays (atomic absorption with gravimetric finish for sample over 5 g/t Au) on splits from an initial 250-gram pulverized sample. The current drilling program seem to indicates that more visible gold occurs at depth at Bachelor Lake. The assay protocol was revised considering these coarse gold occurrences. Gold assaying is now obtain from a 50-gram sample on splits from an initial 1000-gram pulverized sample (crushing 90% <2mm and pulverization 90% <200 mesh). Assays were performed by ALS Chemex - Chimitec of Val-d'Or (Quebec), an assay laboratory accredited by the Standards Council of Canada.

Metallic screen fire assay are completed on samples with visible gold or where initial multiple duplicates show any variability.

Halo has an option to earn a 50% interest of the Bachelor Lake Property in Quebec, Canada, owned by Metanor Resources Inc. (TSX.V: MTO).

For further information on the Bachelor Lake Property, please see the Bachelor Lake Gold Mine Property NI 43-101 - Technical Report dated December 20, 2004 (Revised Version), filed on SEDAR at WWWW.SEDAR.COM



                                     - 30 -


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. EXCEPT FOR THE HISTORICAL STATEMENTS CONTAINED HEREIN, THIS NEWS RELEASE PRESENTS FORWARD-LOOKING STATEMENTS THAT INVOLVE INHERENT RISKS AND UNCERTAINTIES. ALTHOUGH THE MANAGEMENT AND OFFICERS OF HALO RESOURCES LTD. BELIEVE THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, THEY GIVE NO ASSURANCE THAT THEIR EXPECTATIONS WILL BE ACHIEVED. CERTAIN RISKS AND UNCERTAINTIES INHERENT IN THE COMPANY'S OPERATIONS INCLUDE POLITICAL, ECONOMIC, ENVIRONMENTAL AND GEOLOGICAL ISSUES, INCLUDING BUT NOT LIMITED TO, THE CONTINUED NEED FOR ADDITIONAL CAPITAL, THE COMPETITION WITHIN THE MINING INDUSTRY, AND OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S PERIODIC REPORTS FILED WITH THE BRITISH COLUMBIA SECURITIES COMMISSION AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. INVESTORS ARE CAUTIONED THAT, EXCEPT AS DISCLOSED IN THE MATERIALS TO BE PREPARED IN CONNECTION WITH THE TRANSACTION, ANY INFORMATION RELEASED OR RECEIVED WITH RESPECT TO THE TRANSACTION MAY NOT BE ACCURATE OR COMPLETE AND SHOULD NOT BE RELIED UPON. TRADING IN THE SECURITIES OF HALO RESOURCES LTD. SHOULD BE CONSIDERED HIGHLY SPECULATIVE. THE TSX VENTURE EXCHANGE HAS IN NO WAY PASSED UPON THE MERITS OF THE PROPOSED TRANSACTION AND HAS NEITHER APPROVED NOR DISAPPROVED THE CONTENTS OF THIS PRESS RELEASE.


--------------------------------------------------------------------------------

FOR FURTHER INFORMATIONS, PLEASE CONTACT:

Serge Roy, President and CEO                   Marc Cernovitch, President & CEO
Metanor Resources Inc.                         Halo Resources Inc.
819-825-8678 or 819-856-8435                   Tel: 604-484-0068
                                               Fax: 604-484-0069
Ghislain Morin, V.P. Corporate Development     Toll Free: 1-866-841-0068
Metanor Resources Inc.                         MCERNOVITCH@HALORES.COM
819-825-8678 or 819-354-9439

2872, Sullivan Road, suite 2, Val-d'Or (Quebec) J0Y 2N0
Phone : (819) 825-8678       Fax. : (819) 825-8224
RESSOURCES.METANOR@CABLEVISION.QC.CA
WWW.METANOR.CA